VIA EMAIL AND EDGAR

December 20, 2012

Jonathan Wiggins, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ramco-Gershenson Properties Trust Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-10093

Dear Mr. Wiggins:

We are writing in response to the letter of the Division of Corporation Finance, dated December 14, 2012, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated the comment included in your letter in italicized text followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 23

Funds from Operations, page 38

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We have reviewed your revised intended disclosure.  We note that you consider “FFO, excluding items above” a meaningful, additional measure of financial performance because it excludes periodic non-cash items.  Please tell us how you determined that this non-GAAP measure is a performance measure as opposed to a liquidity measure.

Response:

We believe that the investment community commonly understands Funds from Operations (“FFO”) as defined by the National Association of Real Estate Investment Trusts to be a performance measure, not a liquidity measure.  The definition of FFO makes it clear that FFO does not include deductions for cash outflows for capital expenditures or loan principal payments, nor does it include adjustments for non-cash revenue or expense items such as straight-line rent or share-based compensation expense.

By extension, “FFO, excluding items above” is intended as an alternative performance measure, not a liquidity measure.  The adjustments made to arrive at “FFO, excluding items above” do not account for capital expenditures, loan principal payments, or non-cash revenue or expense items.  Instead, the adjustments relate solely to material gains, losses and impairments.  These gains, losses, and impairments, while significant in the periods presented, are items that are usually absent in most reporting periods.  For this reason, we believe it is helpful to disclose both FFO and “FFO, excluding items above” so that investors can assess performance including and excluding such gains, losses, and impairment provisions.

We propose modifying the second paragraph in our revised intended disclosure to eliminate the word “non-cash” so as not to imply that “FFO, excluding items above” is a liquidity measure.

In connection with the response above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ GREGORY R. ANDREWS
Gregory R. Andrews
Chief Financial Officer and Secretary

cc: William Demarest, United States Securities and Exchange Commission

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